

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

July 6, 2017

Via E-mail
McCord Christensen
Chief Executive Officer
PetIQ, Inc.
500 E. Shore Drive, Suite 120
Eagle, Idaho 83616

Re: PetIQ, Inc.
Registration Statement on Form S-1
Response dated June 30, 2017
File No. 333-218955

Dear Mr. Christensen:

We have reviewed your supplemental response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement Cover Page

1. Please revise the proposed maximum aggregate offering price to include the 850,000 overallotment shares.

Basis of Presentation, page iii

2. Please clarify your definitions of "Certain Sponsors," "Sponsor Corps," and "Continuing LLC Owners" as they relate to your equity sponsors listed on page 9 and your organizational structure on page 16. Also reconcile the definition of "Certain Sponsors" with the information in the footnote (1) to the beneficial ownership table on page 97.

The Offering, page 11

3. Please clarify in the filing why the percentages of voting power in this section and on page 39 are different than the percentages of voting power in the organizational chart on pages 16 and 40.

4. We note your disclosure on page 37 that in exchange for the contribution of the Sponsor Corps to PetIQ, Certain Sponsors will receive 5,665,574 shares of Class A common stock. We also note you will be offering 5,666,667 shares of Class A common stock in this offering. However, you state 11,751,342 shares of Class A common stock will be outstanding after this offering. Please reconcile, disclose any additional issuances and revise your disclosures as appropriate.

Organizational Structure Following This Offering, pages 16 and 40

5. Please separately reflect the economic and voting percentages for each of the Class A and Class B beneficial owners of PetIQ.

6. Please show the percentage of New LLC interests held by each of the Continuing LLC Owners and the Sponsor Corps.

Summary Historical Consolidated Financial and Other Data, page 17
Selected Consolidated Financial and Other Data, page 52 and Results of Operations, page 58

7. Pro forma net (loss) income per Class A common share disclosed here for the periods presented here are not consistent with such disclosures on page 49 and 51 respectively. Please revise to present consistent disclosures as appropriate or advise.

The Transactions

Offering Transactions, page 39

8. We note the disclosure on page 37 that upon consummation of the contributions and reclassification transactions before the offering, the number of Holdco LLC interests allocated to Registrant will be 5,665,574. You also indicate on page 41 that from the proceeds of the offering Registrant will purchase 5,666,667 LLC interests from Holdco. However, you disclose that following the offering, Registrant will have 11,751,347 LLC interests equal to the shares of Class A common stock issued to Certain Sponsors and investors in this offering. Please reconcile and revise your disclosures as appropriate.

Use of Proceeds, page 41

9. We note your disclosure that from the net proceeds of the offering of $74.6 million, you intend to pay off the preference notes in the aggregate amount of $52.5 million and

purchase 5,666,667 newly issued LLC interests from Holdco at purchase price per interest equal to the public offering price per share of Class A common stock. Show us how the net proceeds from the offering will be sufficient to pay off the preference notes and purchase newly issued LLC interests from Holdco. Revise your disclosures as appropriate.

Unaudited Pro Forma Consolidated Financial Information, page 46

10. Please revise to disclose the ownership of HoldCo LLC interests held by Continuing LLC owners and Registrant prior to the offering and upon completion of offering.

Unaudited Pro Forma Consolidated Balance Sheet Data as of March 31, 2017, page 48

11. We note that current liabilities and non-current liabilities sections of as adjusted before offering and pro forma PetIQ columns are incomplete. In addition, total of equity in transaction adjustments and as adjusted before offering columns do not foot. Please revise.

12. For each of the adjustment provided in the transaction adjustments and offering adjustments columns, please provide a footnote to explain the nature of the adjustment and how you derived the amount.

13. Please disclose how the deferred tax assets arose and explain the basis for recording such assets.

14. We note your disclosure on page 37 that Class A and Class B shares as being outstanding upon consummation of the contributions and reclassification transactions. However, no dollar amounts are shown for the Class A and Class B shares in the pro forma as adjusted before offering and pro forma PetIQ columns. In addition, number of Class A and Class B shares authorized, issued and outstanding are not presented. Please revise or advise.

15. You state on page 41 that Registrant will purchase from the net proceeds of the offering 5,666,667 newly issued LLC interests from Holdco at a purchase price per interest equal to the initial public offering price per share of Class A common stock. Show us how this transaction is reflected in the offering adjustments and Pro forma PetIQ. Revise your disclosures ass appropriate.

16. Please tell us what Holdco's net assets were on a pro forma basis before the offering adjustments. Explain how the amounts presented in the as adjusted before offering column for Registrant's equity and equity attributable to non-controlling interest were computed. Please explain your basis in GAAP for the amounts presented. Revise your disclosures as appropriate.

17. We note the amounts you plan to include in the equity section of the pro forma PetIQ column. It appears based upon your disclosures on page 49 that after the offering, the

Registrant will have a 58% economic interest in Holdco and the remaining 42% economic interest will be attributable to the non-controlling interest. Please tell us what Holdco's net assets were on a pro forma basis after the offering and explain how the amounts presented in the pro forma PetIQ column for Registrant's equity and equity attributable to non-controlling interest were computed. If the equity attributable to non-controlling interest in the pro forma PetIQ column is not 42% of Holdco's net assets on a pro forma basis, please explain your basis in GAAP for the amounts presented. Refer to ASC 810-10-45-23. Please consider the impact on other parts of your filing, as well.

Unaudited Pro Forma Consolidated Statement of Operations for the Quarter Ended March 31, 2017, page 49 and Unaudited Pro Forma Consolidated Statement of Operations for the Year Ended December 31, 2016, page 51

18. You state the adjustment for provision for income tax is computed at 38.1%. Show us how the amounts presented for provision for income taxes for the periods are computed and appropriate.

19. Please revise to disclose Registrant's economic interest in Holdco and the remaining economic interest attributable to the non-controlling interest before the offering upon consummation of the contributions and reclassification transactions.

20. Please present as adjusted before offering pro forma net income (loss) per Class A common share amounts.

21. We note the disclosure on page 37 that upon consummation of the contributions and reclassification transactions before the offering, the number of Holdco LLC interests allocated to Registrant and Continuing LLC will be 5,665,574 and 8,351,928 respectively. We also note Registrant will purchase 5,666,667 LLC interests from Holdco from the net proceeds of the offering. However, you present the same amount of the net income (loss) attributable to the non-controlling interest in as adjusted before offering column and the pro forma PetIQ column. Please explain how the net income (loss) attributable to the non-controlling interest and the Registrant before the offering were computed and explain your GAAP basis for the amounts presented. Revise your disclosures as appropriate.

Unaudited Pro Forma Consolidated Balance Sheet Data as of December 31, 2016, page 50

22. Pro forma presentation should be based on the latest balance sheet included in the filing. Accordingly, please remove your unaudited pro forma consolidated balance sheet data as of December 31, 2016 or explain to us why it is required. Refer to Article 11-02(c)(1) of Regulation S-X.

Principal Stockholders, page 95

23. Please clarify whether the last column in the table reflects only voting interest.

24. Please add columns to the table showing the percentage of common stock beneficially owned and the voting interest assuming the underwriters' option is exercised in full.

You may contact Steve Lo at (202) 551-3394 or Raj Rajan at (202) 551-3388 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Killoy at (202) 551-7576 or Brigitte Lippmann at (202) 551-3713 with any other questions.

Sincerely,

/s/ Brigitte Lippmann (for)

John Reynolds
Assistant Director
Office of Beverages, Apparel
and Mining

cc: James Junewicz, Esq.
        Winston & Strawn LLP